EXHIBIT 99.1

Equinor ASA: Information relating to the cash dividend for first quarter 2023 and extraordinary dividend for first quarter 2023

Key information relating to the cash dividend and extraordinary cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2023.

Cash dividend amount: 0.30

Extraordinary cash dividend: 0.60

Declared currency: USD

Last day including rights: 11 August 2023

Ex-date: 14 August 2023

Record date: 15 August 2023

Payment date: 25 August 2023

Other information: Cash dividend and extraordinary dividend per share in NOK will be communicated 21 August 2023.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.